Exhibit 99.1

Baidu Announces Second Quarter 2019 Results

BEIJING, China, August 19, 2019 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20191.

“Our focus on strengthening Baidu’s mobile ecosystem through knowledge-based content, BJH accounts, smart mini programs and managed pages on Baidu’s platform is translating into better user experience, stronger traffic growth, and, we believe, ultimately higher conversion for our customers. In June, Baidu App DAUs reached 188 million, up 27% year over year, in-app search queries grew over 20% year over year and smart mini program MAUs reached 270 million, up 49% sequentially,” said Robin Li, Baidu co-founder and CEO. “On Baidu’s AI businesses, DuerOS voice assistant continues to experience strong momentum with installed base surpassing 400 million devices, up 4.5 fold year over year, and monthly voice queries surpassing 3.6 billion, up 7.5 fold year over year, in June. As mobile internet penetration in China slows, we are excited about the huge opportunity to provide content and service providers a cross-platform distribution channel beyond mobile, into smart homes and automobiles.”

“Baidu delivered a solid second quarter with revenues reaching RMB 26.3 billion, growing 9% sequentially, and Baidu Core revenues growing 12% sequentially, despite the weak macro environment, our self-directed healthcare initiative, industry-specific policy changes and large influx of ad inventory.” said Herman Yu, Baidu CFO. “With Baidu traffic growing robustly and our mobile ecosystem continuing to expand, we are in a good position to focus on capitalizing monetization and ROI improvement opportunities to deliver shareholder value.”

Second Quarter 2019 Financial Highlights

	Baidu Inc.
(in millions, except for per ADS information,	For the three-month ended
unaudited)	June 30, 2018	March 31, 2019	June 30, 2019	YOY	YOY[2]	QOQ	June 30, 2019
	RMB	RMB	RMB				US$
Total revenues	25,972	24,123	26,326	1%	6%	9%	3,835

Operating income (loss)	5,422	(936)	233	(96%)		—	34
Operating margin	21%	(4%)	1%
Non-GAAP operating income	6,563	401	1,955	(70%)		388%	285
Non-GAAP operating margin	25%	2%	7%

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Translations are provided for the convenience of the reader.

[2]	Excluding revenues from divested businesses Global DU and Du Xiaoman (financial services), which were approximately RMB1.0 billion for the three months ended June 30, 2018.

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Net income (loss) attributable to Baidu	6,402	(327)	2,412	(62%)		—	351
Net margin	25%	(1%)	9%
Non-GAAP net income attributable to Baidu	7,705	967	3,635	(53%)		276%	529
Non-GAAP net margin	30%	4%	14%

Diluted earnings (loss) per ADS	18.14	(0.98)	6.57	(64%)		—	0.96
Non-GAAP diluted earnings per ADS	21.83	2.77	10.11	(54%)		265%	1.47

	Baidu Core
(in millions, except for per ADS information,	For the three-month ended
unaudited)	June 30, 2018	March 31, 2019	June 30, 2019	YOY	YOY[2]	QOQ	June 30, 2019
	RMB	RMB	RMB				US$
Total revenues	20,018	17,450	19,540	(2%)	3%	12%	2,846

Operating income	6,736	1,091	2,109	(69%)		93%	307
Operating margin	34%	6%	11%
Non-GAAP operating income	7,784	2,110	3,485	(55%)		65%	508
Non-GAAP operating margin	39%	12%	18%

Net income attributable to Baidu	8,158	703	3,731	(54%)		431%	543
Net margin	41%	4%	19%
Non-GAAP net income attributable to Baidu	8,831	1,824	4,740	(46%)		160%	690
Non-GAAP net margin	44%	10%	24%

Other Highlights

Corporate

•

Forbes named Baidu one of the “50 Most Innovative Companies” in China, recognizing Baidu Apollo for its leadership and innovation in autonomous driving, in its July 2019 China edition. Forbes also recognized iQIYI in the same issue for its leadership and innovation in online entertainment in China.

•

Baidu Create, Baidu’s annual AI developer conference, was held in July 2019 in Beijing, where Baidu announced the synchronized v5.0 releases of Baidu Brain, DuerOS and Apollo. The Company also announced the development of Baidu Honghu, an energy-efficient AI chipset to power voice interactions in smart devices for homes and autos.

•	Over 240 million Baidu users have used Baidu Maps voice features as of June 2019, up more than 2.5 fold from last year.

•

In the second quarter of 2019, Baidu returned $291 million to its shareholders, increasing its accumulated return to US$778 million, under the 2018 Share Repurchase Program. In May 2019, Baidu’s Board approved an additional US$1 billion repurchase under the 2019 Share Repurchase Program.

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Mobile Ecosystem

•

Baidu App daily active users (“DAUs”) in June 2019 reached 188 million, growing 27% year over year. In-app search is providing better user experience through native-app like experiences with newsfeed, smart mini programs and managed pages.

•

Baidu Smart Mini Program monthly active users (“MAUs”) reached 270 million in June 2019, up 49% in three months, continuing the strong momentum since its launch a year ago. Smart Mini Program allows Baidu to connect users to a broad range of services and information with native-app like experience.

•

Baijiahao (“BJH accounts”), Baidu’s feed content network, grew to 2.2 million publisher accounts in June 2019, enabling influencers and media firms to not only share their information on Baidu’s newsfeed and short video apps but also make their information fully searchable.

•

Baidu continues to improve the user experience on its platform with Baidu AI, to identify and filter out low-quality, offensive and inappropriate ads and other content. In the first half of 2019, Baidu’s AI filtered over one billion misleading, low-quality ad materials and tens of billions of offensive, inappropriate images, texts, videos and web links.

DuerOS

•

DuerOS is a leading voice assistant for the Chinese language with installed base surpassing 400 million, up 4.5 fold year over year, and monthly voice queries surpassing 3.6 billion, up 7.5 fold year over year in June.

•

DuerOS skills store has released over 2,400 skills in wide-ranging genres, including Xueersi (education), YY (live streaming), Meituan (local services) and China Construction Bank (financial services), and the DuerOS developer community has expanded to over 33,000 members.

•

Baidu released DuerOS v5.0, enabling capabilities of full-duplex continued conversation, routines, home feed, home communication system and DLNA casting, which enables video streaming from Xiaodu smart speaker to TV through voice command.

•

Baidu recently released the following first-party DuerOS smart devices: 1) Xiaodu Smart Speaker Metal (MSRP $28) with enhanced infrared-enabled voice control; 2) Xiaodu Smart Speaker Play (MSRP $18, for kids); and 3) Xiaodu Smart Display 1C 4G (MSRP $100), supporting both Wi-Fi and cellular connectivity with a rechargeable lithium battery.

•

Both Canalys and Strategy Analytics, leading global technology market analytics firms, ranked Xiaodu smart speakers first in smart speaker shipments in China and third globally for the first quarter of 2019.

•	Geely Auto signed a strategic partnership with Baidu to pre-install DuerOS powered infotainment in Geely cars.

Apollo

•	In June 2019, First Automotive Works (FAW) began production of autonomous passenger vehicles powered by Apollo for the robotaxi pilot program in Changsha, Hunan province.

•

Baidu jointly published with BMW, Daimler, Volkswagen, Aptiv, Continental, Intel and other top-tier industry players the first autonomous-driving safety report in the world, Safety First for Automated Driving Report, in July 2019.

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•	Apollo’s test fleet reached over 2 million test kilometers on the road in June 2019, spanning across 13 cities, including Beijing, Changsha, Xiong’an and Xiamen.

•

As of July 2019, Baidu received almost half of the 204 autonomous driving pilot licenses granted in China, five times that of the next industry player. Baidu was also the only company in China to receive T4 licenses, the highest level of autonomous driving test license issued by the Beijing Municipal Commission of Transport, which permits autonomous vehicles to operate in complex driving conditions, including urban roads, tunnels, school zones and other scenarios.

Cloud & AI Platform

•	Both Canalys and Synergy Research ranked Baidu Cloud as a Top 3 China-based PaaS and IaaS public cloud service provider in their China Public Cloud reports for the first quarter of 2019.

•

Baidu’s AI Open Platform saw strong adoption in the first six months of 2019, with its developer base growing 37% to 1.3 million developer accounts. Through Baidu’s AI Open Platform on Baidu Cloud, developers can leverage Baidu’s comprehensive AI capabilities, such as speech recognition, natural language processing and computer vision, to build their products and solutions.

•

Developer downloads on PaddlePaddle, Baidu’s open-sourced deep learning platform, increased 45% sequentially in the second quarter of 2019. Baidu provides advanced, easy-to-use model training toolkits for PaddlePaddle, such as EasyDL and AI studio, to help developers build deep learning models at scale.

iQIYI

•	iQIYI subscribers reached 100.5 million in June 2019, increasing 50% year over year, further strengthening its foundation to offer blockbuster original entertainment content.

Second Quarter 2019 Results

Total revenues reached RMB 26.3 billion ($3.84 billion), increasing 1% year over year, or 6% year over year, excluding the impact of announced divestures2, and increasing 9% quarter over quarter. Online marketing revenues were RMB19.2 billion ($2.80 billion), decreasing 9% year over year and increasing 9% quarter over quarter. Other revenues were RMB 7.1 billion ($1.03 billion), increasing 44% year over year, driven mainly by robust growth in iQIYI membership services, cloud and smart devices.

Revenue from Baidu Core reached RMB 19.5 billion ($2.85 billion), decreasing 2% year over year, or increasing 3% year over year, excluding the impact of announced divestures2, and increasing 12% quarter over quarter. Baidu Core’s marketing services experienced softness in top sectors, including healthcare, online games, financial services, and auto/logistics sectors. Revenue from iQIYI reached RMB 7.1 billion ($1.04 billion), up 15% year over year. iQIYI membership services grew 38% year over year, while online advertising revenue fell 16% year over year.

Content costs were RMB 5.8 billion ($847 million), increasing 12% year over year, mainly due to increased investment in iQIYI content and, to a much lesser extent, in content for BJH accounts, Baidu’s feed publisher network.

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Traffic acquisition cost was RMB 3.4 billion ($499 million), increasing 27% year over year, as a result of higher TAC costs and expansion into offline digitalized screens and other areas.

Bandwidth costs were RMB 2.0 billion ($298 million), increasing 32% year over year, mainly due to increasing demand from feed, video and cloud services.

Other cost of revenues, which includes depreciation, operational costs, sales taxes and surcharges, and share-based compensation, was RMB 4.8 billion ($703 million), increasing 89% year over year, mainly due to higher cost of goods sold for smart home devices and higher depreciation expense.

Selling, general and administrative expenses were RMB 5.2 billion ($764 million), increasing 16% year over year, primarily due to increased investment in channel and promotional marketing, as well as the increase in personnel related expenses.

Research and development expenses were RMB 4.7 billion ($690 million), increasing 17% year over year, primarily due to the increase in personnel related expenses.

Operating income was RMB 233 million ($34 million), and operating margin was 1%. Operating income for Baidu Core was RMB 2.1 billion ($307 million), and Baidu Core operating margin was 11%. Non-GAAP operating income was RMB 2.0 billion ($285 million), and non-GAAP operating margin was 7%. Non-GAAP operating income for Baidu Core was RMB 3.5 billion ($508 million), and non-GAAP Baidu Core operating margin was 18%.

Total other income was RMB 1.2 billion ($180 million), increasing 69% year over year, mainly due to increased income from equity method investments and foreign exchange gains from RMB depreciation.

Income tax expense was RMB 416 million ($61 million), compared to RMB 1.1 billion in the second quarter of 2018. Effective tax rate was 28%, compared to 18% in the second quarter of 2018, primarily due to the lower pre-tax income from Baidu Core and iQIYI not being able to recognize tax benefit from its losses in the current period.

Net income attributable to Baidu was RMB 2.4 billion ($351 million), and net margin was 9%. Diluted earnings per ADS amounted to RMB 7 ($0.96). Net income attributable to Baidu Core was RMB 3.7 billion ($543 million), and Baidu Core net margin was 19%. Non-GAAP net income attributable to Baidu was RMB 3.6 billion ($529 million), and non-GAAP net margin was 14%. Non-GAAP diluted earnings per ADS amounted to RMB 10 ($1.47). Non-GAAP net income attributable to Baidu Core was RMB 4.7 billion ($690 million), and non-GAAP net margin for Baidu Core was 24%.

Adjusted EBITDA was RMB 3.4 billion ($489 million) and adjusted EBITDA margin was 13%. Adjusted EBITDA to Baidu Core was RMB 4.8 billion ($694 million) and Baidu Core adjusted EBITDA margin was 24%.

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As of June 30, 2019, cash, cash equivalents, restricted cash and short-term investments were RMB 137.3 billion ($20.00 billion), and excluding iQIYI, cash, cash equivalents, restricted cash and short-term investments were RMB 120.9 billion ($17.61 billion). Free cash flow was RMB 5.6 billion ($817 million). Excluding iQIYI, free cash flow was RMB 4.9 billion ($710 million).

Financial Guidance

For the third quarter of 2019, Baidu expects revenues to be between RMB 26.9 billion ($3.84 billion3) and RMB 28.5 billion ($4.07 billion), representing -5% to 1% increase year over year, or -1% to 5% increase year over year, excluding revenues from announced divestures, and 2% to 8% increase quarter over quarter. Previously announced divestures, which were consummated in 2018, generated approximately RMB 1.0 billion revenue in the third quarter of 2018. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on August 19, 2019, U.S. Eastern Time (9:15 AM on August 20, 2019, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	9480017

A replay of the conference call may be accessed by phone at the following number until August 27, 2019:

International:	+61 2 8199 0299

Passcode:	9480017

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

[3]

The translations from RMB to U.S. dollars for the expected revenues in the third quarter of 2019 are made at a rate of RMB7.0 to US$1.0, the rounded noon buying rate as of August 8, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at this rate, or any particular rate, or at all.

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Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter of 2019, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and feed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and feed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

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Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization of intangible assets not on the investees’ books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu, adjusted for accretion for the redeemable noncontrolling interests. Adjusted EBITDA represents operating income excluding depreciation, amortization of intangible assets resulting from business combinations, and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	27,638	20,718	3,018
Restricted cash	2,189	2,221	324
Short-term investments	111,626	114,374	16,660
Accounts receivable, net	6,015	6,932	1,010
Amounts due from related parties	785	1,315	192
Other assets, current	6,841	9,730	1,417

Total current assets	155,094	155,290	22,621

Non-current assets:
Fixed assets, net	17,903	19,306	2,812
Intangible assets, net	9,181	8,474	1,234
Goodwill	18,536	19,096	2,782
Long-term investments, net	80,454	83,648	12,185
Amounts due from related parties	4,297	4,120	600
Deferred tax assets, net	2,324	1,637	238
Operating lease right-of-use assets	—	7,075	1,031
Other assets, non-current	9,777	9,949	1,449

Total non-current assets	142,472	153,305	22,331

Total assets	297,566	308,595	44,952

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,046	4,017	585
Accounts payable and accrued liabilities	35,381	35,758	5,209
Customer deposits and deferred revenue	9,221	9,721	1,416
Deferred income	523	505	74
Long-term loans, current portion	84	353	51
Notes payable, current portion	6,871	5,142	749
Amounts due to related parties	1,727	1,756	256
Operating lease liabilities	—	2,248	327

Total current liabilities	56,853	59,500	8,667

Non-current liabilities:
Deferred income	54	33	5
Deferred revenue	1,309	1,079	157
Amounts due to related parties	4,360	4,348	634
Long-term loans	7,456	7,197	1,048
Notes payable	42,735	37,534	5,468
Convertible senior notes	4,712	11,919	1,736
Deferred tax liabilities	4,099	4,152	605
Operating lease liabilities	—	4,332	631
Other non-current liabilities	236	297	43

Total non-current liabilities	64,961	70,891	10,327

Total liabilities	121,814	130,391	18,994

Redeemable noncontrolling interests	716	949	138

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,733,692 shares and 27,652,814 shares issued and outstanding as at December 31, 2018 and June 30, 2019	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2018 and June 30, 2019	—	—	—
Additional paid-in capital	33,441	36,196	5,273
Retained earnings	129,246	129,297	18,834
Accumulated other comprehensive income	210	236	34

Total Baidu shareholders’ equity	162,897	165,729	24,141

Noncontrolling interests	12,139	11,526	1,679

Total equity	175,036	177,255	25,820

Total liabilities, redeemable noncontrolling interests, and equity	297,566	308,595	44,952

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Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	USD(2)	RMB	RMB	USD(2)
Revenues:
Online marketing services	21,065	17,657	19,237	2,802	38,234	36,894	5,374
Others	4,907	6,466	7,089	1,033	8,645	13,555	1,975

Total revenues	25,972	24,123	26,326	3,835	46,879	50,449	7,349

Operating costs and expenses:
Content costs	5,213	6,157	5,817	847	9,407	11,974	1,744
Traffic acquisition costs	2,698	3,183	3,424	499	4,954	6,607	962
Bandwidth costs	1,550	2,040	2,048	298	3,022	4,088	595
Others	2,551	3,459	4,827	703	4,532	8,286	1,207

Cost of revenues(1)	12,012	14,839	16,116	2,347	21,915	30,955	4,508
Selling, general and administrative(1)	4,505	6,054	5,243	764	7,647	11,297	1,646
Research and development(1)	4,033	4,166	4,734	690	7,327	8,900	1,297

Total operating costs and expenses	20,550	25,059	26,093	3,801	36,889	51,152	7,451

Operating income (loss)	5,422	(936)	233	34	9,990	(703)	(102)
Other income:
Interest income	882	1,072	1,205	176	1,703	2,277	332
Interest expense	(478)	(693)	(805)	(117)	(830)	(1,498)	(218)
Foreign exchange income (loss), net	30	(313)	216	31	(18)	(97)	(14)
Income (loss) from equity method investment	69	(860)	429	62	(108)	(431)	(63)
Other income, net	231	1,694	193	28	2,087	1,887	275

Total other income (loss), net	734	900	1,238	180	2,834	2,138	312

Income (loss) before income taxes	6,156	(36)	1,471	214	12,824	1,435	210
Income taxes	1,086	294	416	61	2,206	710	104

Net income (loss)	5,070	(330)	1,055	153	10,618	725	106

Less: net income (loss) attributable to noncontrolling interests	(1,332)	(3)	(1,357)	(198)	(2,478)	(1,360)	(198)

Net income (loss) attributable to Baidu	6,402	(327)	2,412	351	13,096	2,085	304

Earnings (loss) per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	18.32	(0.98)	6.84	1.00	37.17	5.86	0.85
-Diluted	18.14	(0.98)	6.57	0.96	36.81	5.72	0.83
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	183.16	(9.81)	68.38	9.96	371.73	58.60	8.54
-Diluted	181.36	(9.81)	65.69	9.57	368.10	57.22	8.34
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,953,564	34,966,643	34,996,791	34,996,791	34,896,297	34,981,800	34,981,800
Diluted	35,299,428	34,966,643	35,044,719	35,044,719	35,240,508	35,055,695	35,055,695

(1) Includes share-based compensation expenses as follows:
Cost of revenues	60	66	99	14	95	165	24
Selling, general and administrative	302	516	503	74	593	1,019	148
Research and development	755	626	1,022	149	1,207	1,648	240

Total share-based compensation expenses	1,117	1,208	1,624	237	1,895	2,832	412

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

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Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)
	Three months ended June 30, 2018 (RMB)					Three months ended March 31, 2019 (RMB)					Three months ended June 30, 2019 (RMB)					Three months ended June 30, 2019 (USD)
	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.
Total revenues	20,018	6,170	(216)		25,972	17,450	6,990	(317)		24,123	19,540	7,110	(324)		26,326	2,846	1,036	(47)		3,835
YOY											(2%)	15%			1%
YOY excluding revenue from divested businesses(1)											3%				6%
QOQ											12%	2%			9%

Operating costs and expenses:
Cost of revenues (2)	6,061	6,107	(156)		12,012	7,849	7,277	(287)		14,839	9,453	6,981	(318)		16,116	1,377	1,017	(47)		2,347
Selling, general and administrative (2)	3,628	950	(73)		4,505	4,940	1,141	(27)		6,054	3,898	1,346	(1)		5,243	568	196	—		764
Research and development (2)	3,593	441	(1)		4,033	3,570	598	(2)		4,166	4,080	655	(1)		4,734	594	96	—		690

Total operating costs and expenses	13,282	7,498	(230)		20,550	16,359	9,016	(316)		25,059	17,431	8,982	(320)		26,093	2,539	1,309	(47)		3,801

YOY											31%	20%			27%
Cost of revenues											56%	14%			34%
Selling, general and administrative											7%	42%			16%
Research and development											14%	49%			17%

Operating income (loss)	6,736	(1,328)	14		5,422	1,091	(2,026)	(1)		(936)	2,109	(1,872)	(4)		233	307	(273)	—		34
YOY											(69%)	41%			(96%)
QOQ											93%	(8%)			—
Operating margin	34%	(22%)			21%	6%	(29%)			(4%)	11%	(26%)			1%

Total other income (loss),net	2,078	(768)	(576)		734	689	211	—		900	1,664	(426)	—		1,238	242	(62)	—		180
Less: income taxes	1,081	5	—		1,086	287	7	—		294	410	6			416	60	1	—		61
Less: net income (loss) attributable to NCI	(425)	(4)	(903	)(4)	(1,332)	790	(8)	(785	)(4)	(3)	(368)	23	(1,012	)(4)	(1,357)	(54)	3	(147	)(4)	(198)

Net income(loss) attributable to Baidu	8,158	(2,097)	341		6,402	703	(1,814)	784		(327)	3,731	(2,327)	1,008		2,412	543	(339)	147		351

YOY											(54%)	11%			(62%)
QOQ											431%	28%			—
Net margin	41%	(34%)			25%	4%	(26%)			(1%)	19%	(33%)			9%

Other Key Metrics:
Non-GAAP operating income (loss)	7,784	(1,235)			6,563	2,110	(1,708)			401	3,485	(1,526)			1,955	508	(222)			285
YOY											(55%)	24%			(70%)
QOQ											65%	(11%)			388%
Non-GAAP operating margin	39%	(20%)			25%	12%	(24%)			2%	18%	(21%)			7%

Non-GAAP net income (loss) attributable to Baidu	8,831	(2,004)			7,705	1,824	(1,508)			967	4,740	(1,962)			3,635	690	(286)			529
YOY											(46%)	(2%)			(53%)
QOQ											160%	30%			276%
Non-GAAP net margin	44%	(32%)			30%	10%	(22%)			4%	24%	(28%)			14%

Adjusted EBITDA	8,544	(1,161)			7,397	3,372	(1,601)			1,770	4,766	(1,407)			3,355	694	(205)			489
Adjusted EBITDA margin	43%	(19%)			28%	19%	(23%)			7%	24%	(20%)			13%

(1) Excluding revenues from divested businesses Global DU and Du Xiaoman (financial services), which were approximately RMB1.0 billion for the three months ended June 30, 2018.
(2) Includes share-based compensation as follows:
Cost of revenues	41	19			60	30	36			66	58	41			99	8	6			14
Selling, general and administrative	256	46			302	338	178			516	327	176			503	48	26			74
Research and development	736	19			755	584	42			626	959	63			1,022	140	9			149

Total share-based compensation	1,033	84			1,117	952	256			1,208	1,344	280			1,624	196	41			237

(3) Relates to intersegment eliminations and adjustments
(4) Relates to the net loss attributable to iQIYI noncontrolling interests

3/4

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	June 30, 2018 (RMB)			March 31, 2019 (RMB)			June 30, 2019 (RMB)			June 30, 2019 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	6,736	(1,328)	5,422	1,091	(2,026)	(936)	2,109	(1,872)	233	307	(273)	34
Add: Share-based compensation expenses	1,033	84	1,117	952	256	1,208	1,344	280	1,624	196	41	237
Add: Amortization of intangible assets(1)	15	9	24	67	62	129	32	66	98	5	10	14

Non-GAAP operating income (loss)	7,784	(1,235)	6,563	2,110	(1,708)	401	3,485	(1,526)	1,955	508	(222)	285
Add: Depreciation of fixed assets	760	74	834	1,262	107	1,369	1,281	119	1,400	186	17	204

Adjusted EBITDA	8,544	(1,161)	7,397	3,372	(1,601)	1,770	4,766	(1,407)	3,355	694	(205)	489

Net income (loss) attributable to	8,158	(2,097)	6,402	703	(1,814)	(327)	3,731	(2,327)	2,412	543	(339)	351
Add: Share-based compensation expenses	1,033	84	1,081	947	256	1,092	1,337	280	1,495	195	41	218
Add: Amortization of intangible assets(1), net of tax	11	9	17	27	49	54	8	52	37	1	8	5
Add: Disposal loss (gain), net of tax	(462)	—	114	(31)	1	(30)	(181)	—	(181)	(26)	—	(26)
Add: Impairment of long-term investments, net of tax	—	—	—	279	—	279	162	23	185	24	3	27
Add: Fair value change of long-term investments, net of tax	(338)	—	(338)	(1,058)	—	(1,058)	(285)	(1)	(286)	(42)	—	(42)
Add: Reconciling items on equity method investments, net of tax(2)	429	—	429	957	—	957	(32)	11	(27)	(5)	1	(4)

Non-GAAP net income (loss) attributable to	8,831	(2,004)	7,705	1,824	(1,508)	967	4,740	(1,962)	3,635	690	(286)	529

Diluted earnings (loss) per ADS			18.14			(0.98)			6.57			0.96
Add: Accretion of the redeemable noncontrolling interests			—			0.05			0.05			0.01
Add: Non-GAAP adjustments to earnings per ADS			3.69			3.70			3.49			0.50

Non-GAAP diluted earnings per ADS			21.83			2.77			10.11			1.47

Net cash provided by operating activities	6,972	156	7,128	1,282	379	1,661	6,074	891	6,965	885	130	1,015
Less: Capital expenditures	(1,339)	(166)	(1,505)	(2,801)	(172)	(2,973)	(1,204)	(155)	(1,359)	(175)	(23)	(198)

Free cash flow	5,633	(10)	5,623	(1,519)	207	(1,312)	4,870	736	5,606	710	107	817

(1) This represents amortization of intangible assets resulting from business combinations.

(2)   This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)   Non-GAAP measures are adjusted retroactively to exclude: 1) amortization of intangible assets resulting from business combinations ; and 2) share-based compensation and amortization of intangible assets not on their books, resulting from equity method pick up; and 3) fair value change of the investees’ long-term investments, net of tax, as follows:

Non-GAAP operating income, previously reported	7,769	(1,244)	6,539	2,043	(1,770)	272	3,453	(1,592)	1,857	503	(232)	271
Add: Amortization of intangible assets(1)	15	9	24	67	62	129	32	66	98	5	10	14

Non-GAAP operating income, revised	7,784	(1,235)	6,563	2,110	(1,708)	401	3,485	(1,526)	1,955	508	(222)	285

Non-GAAP net income attributable to Baidu, previously reported	8,565	(2,013)	7,433	1,524	(1,557)	640	4,418	(2,025)	3,279	643	(295)	477
Add: Adjustments relating to equity-method investments, net of tax	255	—	255	273	—	273	314	11	319	46	1	47
Add: Amortization of intangible assets(1), net of tax	11	9	17	27	49	54	8	52	37	1	8	5

Non-GAAP net income attributable to Baidu, revised	8,831	(2,004)	7,705	1,824	(1,508)	967	4,740	(1,962)	3,635	690	(286)	529

Adjusted EBITDA, previously reported	8,562	(1,125)	7,417	3,387	(1,526)	1,820	4,780	(1,348)	3,388	697	(196)	494
Less: Adjustments to amortization of intangible assets	(18)	(36)	(20)	(15)	(75)	(50)	(14)	(59)	(33)	(3)	(9)	(5)

Adjusted EBITDA, revised	8,544	(1,161)	7,397	3,372	(1,601)	1,770	4,766	(1,407)	3,355	694	(205)	489

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